Exhibit 99.1

Lufax to Hold Annual General Meeting on December 22, 2021

SHANGHAI, China, November 24, 2021 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today announced that it will hold its annual general meeting of shareholders at No. 1088 Yuanshen Road, Pudong New District, Shanghai, the People’s Republic of China on December 22, 2021 at 10:00 a.m. (local time). Due to the public health and travel restrictions impacts of COVID-19 pandemic, attendees unable to attend in person can join the meeting via virtual conference. To attend, please request call-in details by email to Investor_Relations@lu.com.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The board of directors of the Company has fixed the close of business on December 7, 2021 (Beijing time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes its audited financial statements, for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission. The Company’s Annual Report can be accessed on the Company’s website at https://ir.lufaxholding.com, as well as on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline-to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and-spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

For more information about Lufax, please visit https://ir.lufaxholding.com.

Investor Relations

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR Inc.

Robin Yang

Tel: +1 (646) 318-0546

Email: lufax.ir@icrinc.com

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